

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

<u>Via E-mail</u>
Mark Radom
Chief Executive Officer
Graphite Corp.
1031 Railroad Street, Suite 102A
Elko, NV 89801

      Re: Graphite Corp.
              Current Report on Form 8-K
              Response dated October 14, 2014
              File No. 0-54336

Dear Mr. Radom:

      We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Current Report on Form 8-K filed August 13, 2014</u>

1. We have reviewed your response to comment 1 in our letter dated September 25, 2014. You state that you "spent $14,990 on operations in the quarter that ended June 30, 2014" (although we note that you actually spent $14,990 on operations for the six months ended June 30, 2014), that such amount "show[s] material expenditures on operations" and that such operations were in the nature of "mineral claims and exploration and otherwise." However, you report having spent no amounts on mineral claims and exploration expenses for the three months ended June 30, 2014, and indicate that your operating expenses of $76,120 for the three months ended June 30, 2014 consisted of professional fees, consulting fees and general and administrative expenses, neither of which necessarily indicates that you have a greater than nominal level of operations in your stated business plan. Please tell us how you reconcile these statements, and describe for us in detail the nature of your operations and amounts spent on operations for the three months ended June 30, 2014, with a view toward determining whether you had more than

nominal operations during that time period such that you were not a shell company. With respect to your assertion that you were not a shell company at that time because you had assets of "intrinsic" value, please note that, for purposes of the definition of shell company, the determination of your assets is based solely on the amount of assets reflected on your balance sheet; in this regard, we note that your balance sheet reflects only cash assets. Please refer to the Note to the definition of "shell company" in Rule 12b-2 of the Exchange Act. If you determine that you were a shell company at the time of the transaction reported on the Form 8-K, please advise us regarding the shell company status of Advance Graphene Ltd. and whether amendment of the Form 8-K is necessary.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lilyanna Peyser, Special Counsel, at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director

cc: Thomas E. Puzzo